Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2006

Mr. Vijay B. Samant
President and Chief Executive Officer
VICAL INCORPORATED
10390 Pacific Center Court
San Diego, CA 92121-4340

Re: VICAL INCORPORATED
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File No. 000-21088

Dear Mr. Samant:

     We have completed our review of your Form 10-K and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief